UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            APEX SILVER MINES LIMITED
                            _________________________
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         _______________________________
                         (Title of Class of Securities)


                                    G04074103
                                 ______________
                                 (CUSIP Number)


                                  July 1, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ] Rule 13d-1(b)

                           [ ] Rule 13d-1(c)

                           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 2 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 3,405,070
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,405,070
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,405,070

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.88%

12       Type of Reporting Person*

         OO; IV





                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 3 of 18 Pages






 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 3,405,070
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,405,070
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,405,070

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.88%

12       Type of Reporting Person*

         PN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 4 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 3,405,070
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,405,070
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,405,070

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.88%


12       Type of Reporting Person*

         CO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 5 of 18 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 3,405,070
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,405,070
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,405,070

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.88%

12       Type of Reporting Person*

         OO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 6 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 4,992,801
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   4,992,801
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,992,801

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    14.48%

12       Type of Reporting Person*

         IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 7 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEOSOR CORPORATION

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                 NEW YORK

                           5        Sole Voting Power
  Number of                                 1,021,521
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,021,521
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,021,521

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.96%

12       Type of Reporting Person*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 8 of 18 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 Pages

Item 1(a)      Name of Issuer:

               Apex Silver Mines Limited (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               Caledonian House, Ground Floor, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Quantum Industrial Partners LDC ("QIP");

               ii)  QIH Management Investor, L.P. ("QIHMI");

               iii) QIH Management, Inc. ("QIH Management");

               iv)  Soros Fund Management LLC ("SFM LLC");

               v)   Mr. George Soros ("Mr. Soros");

               vi)  Geosor Corporation ("Geosor");and

               vii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This statement relates to Shares (as defined herein) held for the accounts of QIP, Geosor and EMOF LLC, a Delaware limited liability company ("EMOF").

               The sole managing member of QIP is QIHMI, the sole general partner of which is QIH Management. Mr. Soros is the sole shareholder of QIH Management, and has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management to act on the direction of SFM LLC. Mr. Soros is also the Chairman and President of SFM LLC, and in such capacity may be deemed to have voting and dispositive power over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of Geosor.

               The sole managing member of EMOF is EMOF Manager LLC, a Delaware limited liability company ("EMOF Manager"), of which Mr. Soros is the Principal Executive Officer. In such capacity, Mr. Soros may be deemed to have voting and dispositive power over the Shares held for the account of EMOF.

               Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of QIP, and is no longer a Reporting Person.

                                                             Page 10 of 18 Pages


Item2(b)       Address of Principal Business Office or, if None, Residence:

               QIP has its principal business office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. QIHMI, QIH Management, SFM LLC, Mr. Soros and Geosor have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

Item 2(c)      Citizenship:

               i)   QIP is a Cayman Islands exempted limited duration company;

               ii)  QIHMI is a Delaware limited partnership;

               iii) QIH Management is a Delaware corporation;

               iv)  SFM LLC is a Delaware limited liability company;

               v)   Mr. Soros is a citizen of the United States; and

               vi)  Geosor is a New York corporation.


Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

               G04074103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of July 5, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               1) Each of QIP, QIHMI, QIH Management, and SFM LLC may be deemed the beneficial owner of the 3,405,070 Shares held for the account of QIP.

               2) Mr. Soros may be deemed the beneficial owner of 4,992,801 Shares. This number consists of (a) the 3,405,070 Shares held for the account of QIP, (b) the 1,021,521 Shares held for the account of Geosor and (c) the 566,210 Shares held for the account of EMOF.

               3) Geosor may be deemed the beneficial owner of the 1,021,521 Shares held for its account.

                                                             Page 11 of 18 Pages

Item 4(b)      Percent of Class:

               (i) The number of Shares of which each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner constitutes approximately 9.88% of the total number of Shares outstanding;

               (ii) The  number of Shares of which Mr.  Soros may be deemed  the beneficial owner constitutes approximately 14.48% of the total number of Shares outstanding; and

               (iii)The  number  of  Shares of which  Geosor  may be deemed  the beneficial owner constitutes approximately 2.96% of the total number of Shares outstanding.

                                                             Page 12 of 18 Pages


Item 4(c)      Number of shares as to which such person has:


QIP, QIHMI, QIH Management and  SFM LLC
---------------------------------------

(i)       Sole power to vote or to direct the vote:                    3,405,070

(ii)      Shared power to vote or to direct the vote:                          0

(iii)     Sole power to dispose or to direct the disposition of:       3,405,070

(iv)      Shared power to dispose or to direct the disposition of:             0


Mr. Soros
---------

(i)       Sole power to vote or to direct the vote:                    4,992,801

(ii)      Shared power to vote or to direct the vote:                          0

(iii)     Sole power to dispose or to direct the disposition of:       4,992,801

(iv)      Shared power to dispose or to direct the disposition of:             0


Geosor
------

(i)       Sole power to vote or to direct the vote:                    1,021,521

(ii)      Shared power to vote or to direct the vote:                          0

(iii)     Sole power to dispose or to direct the disposition of:       1,021,521

(iv)      Shared power to dispose or to direct the disposition of:             0

                                                             Page 13 of 18 Pages

Item 5.        Ownership of Five Percent or Less of a Class:

               As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               The members of EMOF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of EMOF in accordance with their ownership interests in EMOF.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                                             Page 14 of 18 Pages




                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    July 5, 2000                       QUANTUM INDUSTRIAL PARTNERS LDC

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact


Date:    July 5, 2000                       QIH MANAGEMENT INVESTOR, L.P.

                                            By:      QIH MANAGEMENT, INC.,
                                                     its General Partner

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Secretary


Date:    July 5, 2000                       QIH MANAGEMENT, INC.

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Secretary


Date:    July 5, 2000                        SOROS FUND MANAGEMENT LLC

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Assistant General Counsel


Date:    July 5, 2000                        GEORGE SOROS

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact


Date:    July 5, 2000                       GEOSOR CORPORATION

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Assistant Secretary


Date:    July 5, 2000                        STANLEY F. DRUCKENMILLER

                                             By:  /S/ RICHARD D. HOLAHAN, JR.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact

                                                             Page 15 of 18 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

E.             Power  of  Attorney,  dated  as of  January  27,  2000,
               granted by Mr. George Soros in 16 favor of Mr.  Michael
               C.    Neus    and    Mr.     Richard    D.     Holahan,
               Jr.....................................................        16

F.             Power  of  Attorney,  dated  as of  January  27,  2000,
               granted by Mr. Stanley F. Druckenmiller in favor of Mr.
               Michael  C.  Neus  and  Mr.  Richard  D.  Holahan,  Jr.
               .......................................................        17

G.             Power  of  Attorney,  dated  as of  January  24,  2000,
               granted by Quantum Industrial  Partners LDC in favor of
               Mr.  Michael  C.  Neus  and  Mr.  Richard  D.  Holahan,
               Jr.....................................................        18